

March 9, 2021

Patrick Ford
Chief Financial Officer
NextGen Acquisition Corp. II
2255 Glades Road, Suite 324A
Boca Raton, FL 33431

> **Re: NextGen Acquisition Corp. II**
> **Draft Registration Statement submitted February 10, 2021**
> **CIK No. 0001843388**
> **Form S-1 filed March 4, 2021**
> **File No. 333-253848**

Dear Mr. Ford:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please include a bullet point summary of your principal risks in the forepart of the prospectus as required by Item 105(b) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration

Patrick Ford
NextGen Acquisition Corp. II
March 9, 2021
Page 2

statement.

You may contact Eric Mcphee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David Goldschmidt